Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund: Deconstructing 20 Years of Results
for periods ending December 31,
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Stock Fund 12.9 13.8 26.9 -5.1 21.5 10.8 18.3 5.2 33.4 22.3 28.4 5.4 20.2 16.3 9.3 -10.5 32.4 19.2 9.4 18.5
S&P 500 5.3 16.6 31.7 -3.1 30.5 7.6 10.1 1.3 37.6 23.0 33.3 28.6 21.1 -9.1 -11.9 -22.1 28.7 10.9 4.9 15.8
Difference 7.7 -2.9 -4.7 -2.0 -9.0 3.2 8.2 3.8 -4.2 -0.7 -4.9 -23.2 -0.9 25.4 21.2 11.6 3.7 8.3 4.4 2.7
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an
unmanaged index of the world’s stock markets, excluding the United States. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the
LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S.
dollar-denominated
investment-grade fixed-income securities. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund’s website at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees and expenses. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully before investing.
Years Stock Fund S&P 500 + / -
1986-87 1 12.9 5.3 7.7
1988-91 4 13.6 18.0 -4.4
1992-94 3 11.3 6.3 5.0
1995-99 5 21.6 28.6 -7.0
2000-06 7 12.8 1.1 11.7
1986-06 20 14.8 11.8 3.0
Value of $1000 20 $15,857 $9,309 $6,548
Annual Returns (%)
Intra-Period Returns (%)
Observations
Stock Fund SEC Standardized Total Returns as of 12/31/06:     1 Year 18.54%; 5 Years 12.84%; 10 Years 14.23%
• Our price-disciplined investment approach has at times been out of favor.
• Since underperformance and outperformance can reverse in
surprisingly short periods of time, attempting to time the market (or swings between investment styles) can be hazardous to one’s
investment health.
• Persistence has been a critical component of long-term results.